Manning & Napier Fund, Inc.

290 Woodcliff Drive

Fairport, NY 14450

February 27, 2015

VIA EDGAR

Filing Room

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Manning & Napier Fund, Inc. (the “Fund”)
(File Nos. 2-92633 and 811-04087)

Dear Sir or Madam:

This letter serves to provide our responses to the SEC staff’s comments received via a telephone call on February 3, 2015 regarding the issues listed below.

1.	Comment: Since the Target 2060 Series is a new fund, please confirm that its Series and Class Identifiers are in Edgar.

Response: The Series and Class Identifiers for the Target 2060 Series were added to Edgar at the time of the 485(a) filing.

2.	Comment: Please confirm that footnote 3 to the fee table is referenced in the table.

Response: Footnote 3 is referenced on the last line of the fee table, “Total Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement.”

3.	Comment: In the “Principal Investment Strategies” section, please state the relevance of the target date in the Target 2060 Series’ name (for example, explain that the date refers to the year that an investor plans to retire).

Response: The “Principal Investment Strategies” section contains the following language: “The Series’ target date is the approximate year when the Series assumes investors will stop making new investments in the Series and start making gradual withdrawals.”

In light of the foregoing, the Fund believes that the section includes appropriate disclosure with respect to this matter.

4.	Comment: Please modify the reference to the Target Income Series in the “Principal Investment Strategies” section to clarify that the Target Income Series is not offered in the Target 2060 Series prospectus.

Response: The requested change has not been made, because the Target 2060 Series will be offered in a combined prospectus with the other Target Series, including the Target Income Series.

5.	Comment: In the “Principal Investment Strategies” section, please state whether the Target 2060 Series invests in the least expensive class of an underlying fund.

Response: The Target 2060 Series will invest in the least expensive underlying fund class for which it is eligible. The Fund respectfully declines, however, to add disclosure to this effect to the prospectus.

6.	Comment: Please explain why the Target 2060 Series is structured as a fund of funds rather than a master-feeder fund.

Response: The term “master-feeder fund” is defined in Form N-1A as a two-tiered arrangement in which one or more funds holds shares of a single fund in accordance with Section 12(d)(1)(E) of the Investment Company Act of 1940, as amended (the “1940 Act”). For the reasons stated below, we do not believe the Target 2060 Series meets the definition of “master-feeder fund” under Form N-1A nor is it the intention of the Fund to operate the Target 2060 Series as a “master-feeder fund” under the relevant provisions of the 1940 Act, such as Section 12(d)(1)(E). The Target 2060 Series will rely on Section 12(d)(1)(G) of the 1940 Act, which permits it to acquire securities of other registered investment companies that are in the “same group of investment companies” (as such term is defined in Section 12(d)(1)(G)) in excess of the limits of Section 12(d)(1)(A). Unlike a “master-feeder fund,” the Target 2060 Series is permitted to invest in one or more underlying series of the Fund concurrently, and the series of the Fund that are eligible to serve as underlying funds to the Series will change throughout the course of the Target 2060 Series’ operations. In addition, unlike a “master-feeder fund,” the Target 2060 Series may invest directly in securities in addition to its investments in underlying series of the Fund. The Target 2060 Series’ investments directly in securities will be made in reliance on Rule 12d1-2 under the 1940 Act, which is an exemption for investment companies relying on Section 12(d)(1)(G) of the 1940 Act.

7.	Comment: Please include currency futures risk disclosure in the “Principal Risks of Investing in the Series” section, because such instruments are referenced in the “Principal Investment Strategies” section.

Response: The Fund respectfully declines to make any changes in response to this comment, because it believes that the risks associated with the use of currency futures are adequately addressed in the “Foreign investment risk” and “Options and futures risk” paragraphs in the “Principal Risks of Investing in the Series” section.

8.	Comment: Please explain supplementally why the Target 2060 Series’ stock allocation will continue to be reduced for five years beyond the Series’ target date, and disclose the risks of this allocation methodology in the prospectus.

Response: Because most retirees spend a significant amount of time in retirement, the Target 2060 Series’ stock allocation will continue to be reduced for five years beyond the Series’ target date to allow investors the opportunity for limited growth potential in the earlier years of their retirement.

The “Principal Risks of Investing in the Series” section contains the following language: “You may experience losses in the Series, including losses near, at, or after the target date.”

In light of the foregoing, the Fund believes that the prospectus includes appropriate risk disclosure with respect to this matter.

9.	Comment: Please revise the “Principal Investment Strategies” section such that it does not refer to an underlying fund as “the Series.”

Response: The requested changes have been made.

10.	Comment: Please consider limiting the disclosure on the Target 2060 Series’ portfolio managers to the five persons with the most significant responsibility for the day-to-day management of the Series’ portfolio.

Response: A team of investment professionals and analysts employed by the Series’ investment advisor makes all of the Series’ investment decisions. No one specific member (or any particular group of members) of the portfolio management team is primarily responsible for the Series’ portfolio, nor are there five portfolio managers on the team with the most significant responsibility for the day-to-day management of the Series’ portfolio. In response to prior SEC staff comments with respect to this disclosure, language intended to explain the structure of the portfolio management team was added to the Fund’s prospectuses and statements of additional information

11.	Comment: In the “In-Kind Redemptions” paragraph in the “Investment and Account Information” section of the prospectus, please state that a shareholder would be subject to market risk with respect to any portfolio securities received as payment for shares redeemed.

Response: The following sentence has been added to the paragraph: “In addition, you will continue to be subject to the risks of any market fluctuation in the value of the securities until they are sold.”

12.	Comment: Please confirm that if the Target 2060 Series enters into a credit default swap (“CDS”) as a seller, it will segregate cash or liquid securities in an amount equal to the notional amount of the CDS, or will otherwise “cover” its position.

Response: The Fund confirms that if the Series writes (sells) a CDS, the Series will, during the term of the CDS, segregate the amount that would be owed to the counterparty upon the occurrence of a credit event under the terms of the CDS (the “recovery amount”), less any offsetting obligations, or otherwise “cover” its position. Typically, the recovery amount is the notional amount of the CDS (i.e. the par amount of the debt or bond for which credit protection is sold).

13.	Comment: Please confirm that the Target 2060 Series will look through to underlying fund holdings in determining compliance with its fundamental policy, as described in the SAI, to not concentrate its investments in a particular industry.

Response: The Series will generally not look through to underlying fund holdings in determining compliance with its industry concentration policy. The Fund notes, however, that each underlying fund in which the Series expects to invest has a fundamental industry concentration policy that is identical to that of the Series. The Series is, therefore, expected to be in compliance with its industry concentration policy by virtue of each such underlying fund being in compliance with its industry concentration policy.

I hereby acknowledge on behalf of the Fund that: (i) the Fund is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) if, to the Fund’s knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Fund will not assert SEC staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Fund.

Please call me if you have any questions relating to the above. I can be reached at (585) 325-6880.

Sincerely,

/s/ Jodi L. Hedberg
Jodi L. Hedberg Corporate Secretary

cc:	Mark Cowan, Securities and Exchange Commission
Timothy Levin, Morgan, Lewis & Bockius LLP
Richard Yates, Manning & Napier Advisors, LLC